                              SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of October 2009, Charles Schwab & Co., Inc. acquired control due to ownership of greater than 25% of the Merk Absolute Return Currency Fund’s (the "Fund") outstanding shares.  Charles Schwab Co., Inc. owned 26.8% of the Fund and thus controlled the Fund as of that date.